Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: June 4, 2021

The following is a note from the CEO of AstraZeneca for the employees of AstraZeneca which was posted on its internal social media platform and employee intranet on June 4, 2021:

WORKPLACE POST

Today marks the latest exciting step in the planning for the proposed acquisition of Alexion as we announce several Alexion leadership team roles and further details on the proposed future operating model that would take effect at close of our agreement.

The changes will see @Marc Dunoyer become Chief Executive Officer of Alexion with Aradhana Sarin, CFO Alexion, appointed Executive Director and CFO for AstraZeneca. Full details are included in my note on Nucleus.

I’d like to pay tribute to Marc for his tremendous achievements as our CFO and thank him personally for his outstanding support these past years. I’m looking forward to working with him in his new role as CEO, Alexion, the rare disease unit of AstraZeneca, and to his continued strategic input to our continued success. Please join me in congratulating Marc on his new role.

I’m equally delighted Aradhana has agreed to become AstraZeneca’s next CFO and anticipate forging a strong partnership with her as we advance our position as a biopharma innovator with strong profitability and industry-leading science and growth.

Thank you to everyone involved in planning for the acquisition of Alexion, which will be a transformative moment in the history of our company and enable us to hit new heights together. Transitions are never easy, and although we continue to move at pace, hitting key milestones and progressing well against the planned calendar, we are all looking forward to the next stage in our journey to begin. With further regulatory clearances achieved in recent weeks, and others — notably the EU and UK —  pending, we remain on track for completion in Q3 this year, and I know you will share my excitement about starting to work together with the Alexion team to build an even brighter future.

NUCLEUS ARTICLE

CFO & Alexion Senior Leadership Appointments Announced
Message from Pascal

Today marks the latest exciting step in the planning for the proposed acquisition of Alexion as we announce several Alexion senior leader roles and further details on the proposed future operating model that would take effect at close of our agreement.

To begin, I’m pleased to share that, at close of our agreement, Marc Dunoyer will become Chief Executive Officer (CEO) of Alexion.

Marc’s experience and passion for innovation in rare diseases will be fundamental to the delivery of the next wave of science and delivery of strong commercial growth. Equally, his knowledge of the AZ business will be key to Alexion leveraging our technologies, such as CRISPR, and seizing the opportunities open to us as we realize the full potential of the combined company. In his role as Chief Strategy Officer, Marc will remain a close partner to me, recognizing his strength across all aspects of the combined company, and continue in his role as Chairman for AZ Japan.

I am equally pleased to share that, at close, Aradhana Sarin, CFO Alexion, will be appointed Executive Director and CFO for AstraZeneca.

Aradhana joined Alexion in 2017, serving as Chief Business and Strategy Officer prior to becoming Chief Financial Officer.  She has more than 20 years of professional experience at global financial institutions, gaining extensive knowledge of global healthcare systems and closing more than 100 M&A, equity and debt financing transactions.

Before her banking career, Aradhana trained as a medical doctor in India and spent two years practicing in both India and Africa.  She completed her medical training at the University of Delhi in India and received her MBA from Stanford Business School in the US.

Aradhana’s experience at global financial institutions and her understanding of the Alexion business will be tremendously important as we advance our position as a biopharma innovator with strong profitability and industry-leading science and growth. She will join the AstraZeneca Board and Senior Executive Team (SET), be based in Cambridge, UK, and report directly to me — I look forward to building a strong partnership with Aradhana as we embark on the next stage of our journey.

Alexion: AstraZeneca Rare Diseases Senior Leaders

Beyond these SET appointments, Marc will be joined on the Alexion team by the following senior leaders. I expect to be able to announce leads for the Alexion Corporate functions shortly.

Each leadership team member brings distinct and unique capabilities that will be instrumental to advancing our bright future together. Yet they share critical commonalities: passion for innovating in rare disease, commitment to Alexion’s exceptional talent, and enthusiasm for the new opportunities that will be open to us. I truly believe that we will be forming an exceptional team with the vision and expertise to ensure that Alexion transforms the lives of even more people living with rare and devastating diseases around the world.

Research and Development

Gianluca Pirozzi, SVP, Head of Development and Safety, Alexion	Reporting to the CEO of Alexion
Sharon Barr, SVP, Head of Research and Product Development, Alexion	Reporting to the CEO of Alexion

Christophe Hotermans, SVP, Medical Affairs, Alexion	Reporting to the CEO of Alexion
Martine Zimmermann, SVP, Head of Alexion Regulatory Affairs and Quality	Reporting to the CEO of Alexion
Simone Lauchart, VP Alexion Project & Portfolio Management	Reporting to the CEO of Alexion
Moke Sharma, SVP Development Operations & Quantitative Sciences, Alexion	Reporting to the SVP, Head of Development and Safety, Alexion
Mariette Boerstoel, SVP Pharmacovigilance & Drug Safety, Alexion	Reporting to the SVP, Head of Development and Safety, Alexion
Yatin Gokarn, SVP, Product Development & Clinical Supply, Alexion	Reporting to SVP, Head of Research and Product Development, Alexion

Operations

Shane Doyle, SVP, Head of Alexion Operations	Reporting to the CEO of Alexion

Commercial

Tsveta Milanova, SVP, US Commercial Operations, Alexion	Reporting to the CEO of Alexion
Camilla Hartvig, SVP, International Commercial Operations, Alexion	Reporting to the CEO of Alexion
Scott Weintraub, VP ViSion, Alexion	Reporting to the CEO of Alexion
Lukasz Jarzyna, VP Global Access and Pricing, Alexion	Reporting to the CEO of Alexion

Alexion Operational Model (At Close)

In confirming the leaders above, I am also pleased to share further details on the proposed future operating model for Alexion. In the coming weeks, the leaders announced today will play an important role in finalizing the organizational design — one which embraces an autonomous model for Alexion while building bridges to AstraZeneca.

The following bullets expand on each area.

•                  R&D: Current Alexion R&D functions, including Medical Affairs, will continue to be part of Alexion R&D, and this critical work will continue in a manner that will feel quite familiar. Alexion R&D will lead on its rare disease research and development strategy and decisions, and Alexion employees will lead and populate their rare disease global project and medicines teams.

We also anticipate maximizing shared global capability platforms across the combined enterprise to further expand and accelerate our joint portfolio. The Alexion R&D team will be able to access shared AZ capabilities and centers of excellence, for example ‘Omics, precision medicine, data science and digital health etc. Scientific collaboration will be encouraged!

As previously communicated, Alexion will remain the Marketing Authorization Holder (MAH) for marketed products after closing. In addition, we can now share that all R&D projects in rare diseases, with the intent to launch under the Alexion brand, will continue to be sponsored by

Alexion, and launch under the same MAH.  This final position is as a result of further discussions and will further simplify transition upon close.

•                  Commercial: For almost all employees there will be no change to day-to-day work and responsibilities. This team will continue to lead the sales and marketing of rare disease medicines and on development of launch plans, with collaboration and support from the overall business with a vision to drive global expansion of Alexion medicines.

Existing countries in which Alexion operates today will continue to be part of the Alexion Commercial organization and Alexion will continue to manage existing third-party distribution arrangements covering other markets. The leaders of the countries in the International Region and Japan will be announced as soon as possible.

A rare disease capability will be developed in AZ China at a future date, in line with our ambition to bring Alexion’s transformative medicines to patients in this country.

•                  Operations:  Alexion global operations and supply will continue to be a part of Alexion post close of our transaction, supporting and supplying Alexion products. In addition, the team will build bridges to leverage capacity and capabilities across AZ operations.

•                  Quality: To ensure a consistent approach across the AZ group, Alexion’s Quality teams who support R&D, Commercial and Manufacturing activities will remain within Alexion and will continue to support their respective business partners. Alexion Operations Quality will report into Alexion Operations. R&D Quality and Commercial Quality in Alexion will report into Alexion Regulatory. Alexion Quality’s centralized service teams, inclusive of Quality Management Systems, audit and project management capabilities, will report into their respective AstraZeneca teams after closing.

We will provide more information on the timing and implementation of this transition in a future meeting.

•                  Corporate functions: Corporate functions will continue to be integral to Alexion moving forward, and Alexion will retain corporate functions which are necessary to be successful as an autonomous unit. In some cases, AstraZeneca will provide dedicated support to Alexion, and in some areas, functions will align to the business as a whole.

The leaders of Alexion Corporate functions will be announced shortly.

Current Alexion Executive Committee

I also want to acknowledge the news that, at close, members of the current Alexion Executive Committee will be moving on from the unit — either on the date of close or after a short transition period. Their dedication to patients with rare disease has been tremendous, and I want to thank CEO Ludwig Hantson and the full Executive Committee for its leadership. Again, until close, we remain two independent organizations.

Looking Forward

Over the coming weeks we will provide opportunities for you to hear directly from the individuals announced today and share more about the proposed organizational structure. In parallel, work continues apace to prepare for close as we deliver on our roadmap.

Thank you to everyone involved in planning for the integration of Alexion, which will be a transformative moment in the history of our company and enable us to hit new heights together. Transitions are never easy, and although we continue to move at pace, hitting key milestones and progressing well against the planned calendar, we are all looking forward to the next stage in our journey to begin. With further regulatory clearances achieved in recent weeks, and others — notably the EU and UK —  pending, we remain on track for completion in Q3 this year, and I know you will share my excitement about starting to work together with the Alexion team to build an even brighter future.

In closing, I would like to take the opportunity to pay tribute to Marc for his contribution to our journey as a company over the last seven years, and thank him personally for his outstanding support these past years.  I’m looking forward to working with him in his new role as CEO, Alexion, and to his continued strategic input to AstraZeneca’s success. Please join me in congratulating Marc on his new role.

As a final note, please keep in mind that all changes are subject to customary closing conditions. Until the transaction closes, AstraZeneca and Alexion continue to operate as independent entities.

Sincerely,

Pascal

Important additional information

In connection with AstraZeneca’s proposed acquisition of Alexion (the Acquisition), AstraZeneca filed a registration statement on Form F-4 with the SEC on 12 April 2021 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus), Alexion filed a proxy statement with the SEC (the proxy statement) on 12 April 2021 and each party will file other documents regarding the Acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the Acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group’s control, include, among other things: the risks set out in Part II (Risk Factors) of the AstraZeneca shareholder circular published on 12 April 2021; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK’s exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Acquisition; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca’s or Alexion’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca’s ability to continue to mitigate these risks, and on AstraZeneca’s operations, financial results or financial condition; the risk that a condition to the closing of the Acquisition may not be satisfied, or that a regulatory approval that may be required for the Acquisition is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Acquisition, or that AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on Acquisition-related issues or that disruption from the Acquisition makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.